FOR IMMEDIATE RELEASE

CONTACT:

Leading Brands, Inc.
Tel: (604) 685-5200
Email: info@LBIX.com

LEADING BRANDS, INC. ANNOUNCES THREE SIGNIFICANT STEPS FOR GROWTH
AND ENHANCING SHAREHOLDER VALUE

Vancouver, Canada, April 7, 2015, Leading Brands, Inc. (NASDAQ: LBIX), North America’s only fully integrated healthy branded beverage company, announces that it is taking three significant steps to invest in the future of the Company and enhance shareholder value.

Leading Brands Chairman & CEO Ralph McRae said:

“We are intent upon increasing growth and enhancing shareholder value. To accomplish this, we are taking three significant steps to invest in our future that will place the Company in a strong position for long-term growth. They are:

  A new contract signed with our largest customer to ensure certainty of term;
  The Canada-wide roll-out of HappyWater® and new WaterBox™ packaging format; and
  An investment banker, Merriman & Co. of San Francisco, engaged to help us identify new strategic opportunities.

New Contract Provides Certainty

“Over the past few years, the lack of a formalized agreement with our largest bottling customer has inhibited us from investing in certain cost-saving measures to improve the combined efficiency of our main bottling and warehouse operations. With the new contract in place, we have initiated those cost reduction initiatives.

“While we expect long term benefits, we caution that in the short term the contract will likely impact our financial results. That’s because we had to provide our customer with certain financial incentives in order to achieve certainty of term – a trade off that will likely cause revenues to drop and will impact short-term profitability. We believe that the cost reductions we are now implementing will offset the vast majority of that impact. We expect to realize these benefits within a few months. On the whole, we will be a stronger organization, well positioned for growth and better able to capitalize on opportunities.

Realizing the Potential of HappyWater® and Implementing Innovative Packaging

"We will complete the roll-out of Happy Water® across major Canadian markets by mid-2015. This is just the beginning. If all goes well, we expect to launch into the US, likely in partnership with a select high-end retailer, at the end of this year.

“We are confident that consumers and retailers will be attracted to our blend of naturally alkaline spring and lithia water and that the product has the potential to return high margins and become self-sustaining. Our confidence is based on a three-year development program and test market in Vancouver, where we evolved and successfully implemented the brand message and marketing strategy.

“HappyWater® contains naturally occurring lithia at levels that have been clinically proven to provide improvements in mood and behaviour. If you have not seen last September’s New York Times article on the importance of lithia in your diet, I commend it to you: http://www.nytimes.com/2014/09/14/opinion/sunday/should-we-all-take-a-bit-of-lithium.html?_r=0. The timing of that recognition is uncanny.

“Moreover, our WaterBox™ format of packaging offers an attractive alternative to PET and BPA-laden water bottles for the fast-growing, health and environment-conscious consumer market. With 85% less plastic than conventional bottled water, the HappyWater® WaterBox™ not only dramatically reduces the environmental footprint of water packaging but also improves the way consumers integrate premium, naturally functional water into their everyday lives.

“We believe that the attributes of Happy Water® and WaterBox™ are sufficiently unique that they can be legally protected in addition to being difficult to replicate. Just as exciting, our box technology isn’t limited to water and we are exploring how our juice lines could benefit from this innovative packaging.

We Positioned the Company for this Success

“At the onset of the Great Recession in 2008, Leading Brands was significantly in debt and exposed to a contracting US market. We took action to protect the business and reposition the company for future growth.

“From March 1, 2009 through to the end of our last reported quarter we have (all amounts in Cdn$):

  Purchased almost $4,000,000 in new capital equipment, primarily to invest in our bottling plant and equipment to make us a more attractive partner to our customers, and new technology that facilitated the launch of the WaterBox™;
  Eliminated our long term debt of approximately $6,500,000;
  Repurchased almost 30% of Leading Brand’s issued and outstanding shares;
  Returned 85% of our net income to shareholders through the repurchase of shares;
  Increased the Company’s working capital by more than $2,000,000; and
  All while we developed an exciting new brand and packaging format for the Company, accomplished using existing cash flow.

“As a result, we are in a strong position to grow Leading Brands and create value for all shareholders. We are focused on realizing the benefits of our new contract with our largest customer, ensuring a successful North American-wide roll-out of HappyWater® and the careful consideration of potential new strategic initiatives utilizing the expertise of an experienced investment banker.

Considering New Initiatives

“With our business strengthened and positioned for growth, our investment banker’s broad mandate includes, as a top priority, finding us an acquisition target involving one or more healthy, fast-growing food or beverage brands that have a strong foothold in the US market and a proven ability to execute there.

“We have structured the contract with Merriman & Co. so that virtually all of their compensation is tied to results. While there is no certainty that a transaction will take place, we believe that we should be searching for good fits that will supplement our current business and accelerate our market penetration and development, particularly in the United States.

“We continue to be guided by a simple yet effective philosophy: improve our balance sheet, return profits to shareholders when appropriate and invest in our brands. This approach fueled our successful turnaround and we are confident it will continue to guide us as we now focus on growth and value creation for all shareholders.”

About Leading Brands, Inc.
Leading Brands, Inc. (NASDAQ:LBIX) is North America’s only fully integrated healthy beverage company. Leading Brands creates, designs, bottles, distributes and markets its own proprietary premium beverage brands via its unique Integrated Distribution System (IDS)™ which involves the Company finding the best and most cost-effective route to market. The Company strives to use the best natural ingredients hence its mantra: Better Ingredients – Better Brands.

Forward Looking Statements
Certain information contained in this document includes forward-looking statements, including statements regarding the Company's plans and expectations, including regarding financial results, revenues and profitability, the benefits of cost saving measures, Happy Water® and WaterBox™, including the potential for those products to return high margins and become self-sustaining, and potential transactions. Words such as "believe", "expect," "will," or comparable terms, are intended to identify forward-looking statements concerning the Company's expectations, beliefs, intentions, plans, objectives, future events or performance and other developments. Such forward-looking information is based on management's expectations and assumptions, including that the new contract with the Company's largest customer (the "Contract") and the Company's cost saving measures will have the effect on the Company's financial results expected by management, that the cost saving measures will be implemented successfully, that the Company's roll out of Happy Water® and the demand for and profitability of Happy Water® and WaterBox™ will be consistent with management's expectations and that the Company's efforts to identify and complete a suitable acquisition transaction will be successful. Factors that could cause actual results to differ materially from those described herein include the Contract and cost saving measures having different effects on the Company's financial results and operations than those expected by management, that the cost saving measures will not be implemented successfully, that the Company's roll out of Happy Water® and the demand for and profitability of Happy Water® and WaterBox™ will not be consistent with management's expectations, unanticipated competition with the Company's products and that the Company's efforts to identify and complete a suitable acquisition transaction will be unsuccessful, as well as the risks disclosed in the Company's securities filings, which include the following: general economic conditions, weather conditions, changing beverage consumption trends, pricing, availability of raw materials, economic uncertainties (including currency exchange rates), government regulation, managing and maintaining growth, the effect of adverse publicity, litigation, competition and other risk factors described from time to time in securities reports filed by Leading Brands, Inc. There may be other factors that cause actual results not to be as anticipated, estimated or intended. Readers should not place undue reliance on forward-looking information. For all such forward-looking statements, we claim the safe harbor for forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All forward-looking statements included in this press release are based on information available to the Company on the date hereof and speak only as of the date hereof. The Company undertakes no obligation to update these forward-looking statements, other than as required by applicable law.

Better Ingredients | Better Brands™

©2015 Leading Brands, Inc.